SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 January 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)
5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits
Item

No.1
Regulatory News Service Announcement, dated 05 January 2018

                 re: Director/PDMR Shareholding

5 January 2017

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRS') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Sharesave Exercise

The Group announces that on 2 January 2018 the following PDMRs acquired Shares at 60.02 pence per share following the exercise of an option pursuant to the terms and conditions of the Lloyds Banking Group Sharesave Scheme 2007 (the "Scheme").
Name	Number of Shares Acquired
Karin Cook	29,990
Antonio Lorenzo	14,995

Disposal of Shares

The Group announces the sale of Shares by the PDMR as set out below. Following the sale of Shares, the PDMR continues to comply with the Group's shareholding policy requirements and holds Shares as set out below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares Sold	Price Per Share	Transaction date	Number of Shares held by the PDMR (and persons closely associated) following the sale
Karin Cook	29,990	67.586	3 January 2018	2,188,943

The notifications below, made in accordance with the requirements of the EU Market Abuse Regulation, provides further detail.

ENQUIRIES:

Investor RelationsDouglas RadcliffeGroup Investor Relations DirectorEmail: douglas.radcliffe@finance.lloydsbanking.com Group Corporate AffairsMatt SmithHead of Corporate MediaEmail: matt.smith@lloydsbanking.com +44 (0) 20 7356 1571     +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Services Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option under the Group's Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6002	29,990

d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	2 January 2018
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.67586	29,990

d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	3 January 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option under the Group's Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.6002	14,995

d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	2 January 2018
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 05 January 2018